[Letterhead of Sutherland Asbill & Brennan LLP]

April 30, 2010

VIA EDGAR

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Preliminary Proxy Materials on Schedule 14A filed April 14, 2010

File No. 814-00638

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 23, 2010 with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00638), filed with the Commission on April 14, 2010 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses. In addition, the revisions to the disclosure requested by the Staff have been included in the Company’s definitive proxy materials on Schedule 14A (File No. 814-00638), filed herewith.

1.	We note your revised disclosure referencing the risk associated with an increase in the pro rata potion each portfolio position represents as a percentage of the Company’s total portfolio. Please revise such disclosure to clarify that the use of the Company’s current liquid assets rather than undertaking a pro rata liquidation of the Company’s current portfolio investments would cause each remaining portfolio investment to represent a larger portion of the Company’s total assets.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	We note your revised disclosure referencing a “simple average calculation.” Please revise such disclosure to clarify that whether the average is unweighted.

Mr. Kevin Rupert

April 30, 2010

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	We note your revised disclosure referencing a “subsequent investment advisory agreement.” Please revise such disclosure to clarify that any such investment advisory agreement will be different than the one that is the subject of the current stockholder proposal.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515 or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Mr. Jonathan H. Cohen

Chief Executive Officer

TICC Capital Corp.

John J. Mahon, Esq.

Sutherland Asbill & Brennan LLP